SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OneSpaWorld Holdings Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P73684113	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Select Equity Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,165,163
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,165,163
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,165,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%*
12	TYPE OF REPORTING PERSON IA
* Beneficial ownership based on 103,981,942 common shares outstanding as of October 28, 2024, as reported on the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2024.

CUSIP No. P73684113	SCHEDULE 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS George S. Loening
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,165,163
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,165,163
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,165,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%*
12	TYPE OF REPORTING PERSON IN/HC
* Beneficial ownership based on 103,981,942 common shares outstanding as of October 28, 2024, as reported on the Issuer’s Report on Form 10-Q filed with the SEC on October 31, 2024.

Item 1(a)	Name of Issuer:

OneSpaWorld Holdings Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Harry B. Sands, Lobosky Management Co. Ltd.
Office Number 2
Pineapple Business Park
Airport Industrial Park
P.O. Box N-624
Nassau, Island of New Providence,
Commonwealth of The Bahamas

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Select Equity Group, L.P., a Delaware limited partnership (“Select LP”) and George S. Loening (“Loening”), who is the majority owner of Select LP and managing member of its general partner. Select LP and Loening are sometimes jointly referred to herein as the “Select Reporting Persons.”

Item 2(b)	Address of Principal Business Office:
The business address of each of the Select Reporting Persons is:
380 Lafayette Street
New York, New York 10003

Item 2(c)	Citizenship:

George S. Loening is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

P73684113

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Select Reporting Person and is incorporated herein by reference for each such Select Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its General Partner

By: /s/ George S. Loening
Name: George S. Loening
Title: Managing Member

/s/ George S. Loening
George S. Loening, an individual

Dated: November 14, 2024